Exhibit 99.5

STOCKHOLDER AGREEMENT

THIS STOCKHOLDER AGREEMENT is entered into as of December 15, 2016 (this "Agreement"), by and among GSV Growth Credit Fund Inc., a Maryland corporation (the "Company") and OCM Growth Holdings, LLC, a Delaware limited liability company ("OCM").

WHEREAS, OCM has made a $125.0 million capital commitment (the "OCM Commitment") to the Company pursuant to that certain Subscription Agreement, dated as of December 15, 2016 (the "Subscription Agreement");

WHEREAS, in connection with the OCM Commitment, the Company and OCM desire to enter into this Agreement setting forth certain rights and obligations with respect to the nomination of directors to the Board of Directors of the Company (the "Board").

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1. Board Nomination.

(a)  For so long as OCM is committed to fund the Company or otherwise hold shares of common stock of the Company in an amount equal to, in the aggregate, at least one-third (33.33%) of the OCM Commitment (the "OCM Interests") (such time period, the "OCM Nomination Period"), OCM shall have the right to designate in writing (the "OCM Nominee Notice") a person (the "OCM Nominee") to stand for election as a member of the Board.  Subject to Section 1(c) and Section 1(h) hereof, upon receipt of the initial OCM Nominee Notice, the Board shall nominate the OCM Nominee to serve as a member of the Board for a three year term ending no earlier than the 2019 annual meeting of the stockholders (the "Stockholders") of the Company.  Thereafter, subject to Section 1(c) and Section 1(h) and upon the election of the initial OCM Nominee to the Board, during the OCM Nomination Period, the Board shall nominate the OCM Nominee to serve as a member of the Board as part of the Company's slate of directors at each annual or special meeting of the Stockholders (or, if permitted, by any action by written consent of the Stockholders) at or by which directors of the Company are to be elected in which the term of any OCM Nominee will expire during the OCM Nomination Period, and recommend that the Stockholders vote to elect the OCM Nominee at each such meeting or by such written consent.

(b) Subject to Section 1(f), vacancies arising through the death, resignation or removal of the OCM Nominee who was elected or appointed to the Board pursuant to this Section 1, may be filled by the Board only with an OCM Nominee, and the director so chosen shall hold office until the next election or until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.  Notwithstanding the provisions of this Section 1, in the event that OCM does not designate an OCM Nominee to fill any vacancy arising through the death, resignation or removal of the OCM Nominee who was elected or appointed to the Board pursuant to this Section 1, the Board may reduce the size of the Board pursuant to the provisions of the Company's Articles of Amendment and Restatement (the "Articles") and Bylaws to eliminate any such vacancy and OCM will continue to have board observation rights.

(c) Notwithstanding the provisions of this Section 1, OCM shall not be entitled to designate a person as a nominee to the Board if the Nominating and Corporate Governance Committee of the Company reasonably determines in writing (which determination shall set forth the reasonable grounds for such determination) that such person would not be qualified under any applicable law, rule or regulation to serve as a director of the Company; provided, that in such event, OCM shall be entitled to designate another person as the OCM Nominee and the provisions of Section 1 shall apply to such alternate person. Only the Nominating and Corporate Governance Committee of the Company shall have the right to object to any OCM Nominee.

(d) During the OCM Nomination Period, the Company shall notify OCM in writing of the date on which proxy materials are expected to be mailed by the Company in connection with an election of directors at an annual or special meeting of the Stockholders that includes the election of the OCM Nominee at least 30 days prior to such expected mailing date. Following receipt of such Company notice, OCM shall deliver an OCM Nominee Notice setting forth (i) the name and address of the OCM Nominee and (ii) the information required for director nominees under Items 401, 403 and 404 of Regulation S-K under the federal securities laws.  The Company shall provide OCM with a reasonable opportunity to review and provide comments on any portion of the proxy materials relating to the OCM Nominee and the rights and obligations provided under this Agreement and to discuss any such comments with the Company. The Company shall include OCM's reasonable comments in the proxy materials relating to such matters.  The Company shall notify OCM of any opposition to an OCM Nominee sufficiently in advance of the date on which such proxy materials are to be mailed by the Company in connection with such election of directors so as to enable OCM to propose a replacement OCM Nominee, if necessary, in accordance with the terms of this Agreement.

(e)  In the event that the Stockholders fail to elect or consent to an OCM Nominee, (i) OCM shall be entitled to designate another person as the OCM Nominee and the provisions of Section 1 shall apply to such alternate person and (ii) the Company shall promptly appoint the OCM Nominee to the vacancy on the Board created by the Stockholders failure to elect or consent to an OCM Nominee.  For the avoidance of doubt, in no event shall the Company be required to nominate or appoint an OCM Nominee to the Board if the Stockholders have failed to elect or consent to such OCM Nominee.

(f)  In the event that OCM ceases to have the right to designate a person to serve as a director pursuant to this Section 1, OCM shall use its reasonable efforts to cause the applicable OCM Nominee to resign immediately to the extent consistent with such OCM Nominee's fiduciary duties.

(g) The Company agrees that at all times during the OCM Nomination Period (i) subject to applicable legal requirements, the Company's Articles and Bylaws shall accommodate, be subject to, and shall not in any way conflict with, OCM's rights and obligations set forth herein and (ii) the Company shall not enter into any other agreements or understandings that in any way conflict with OCM's rights and obligations set forth herein; provided, however, if OCM has not designated a person to serve on the Board pursuant to this Section 1, the Board may reduce the size of the Board to eliminate any vacancies on the Board as provided in Section 1(b) and OCM will continue to have board observation rights.

(h)  During the OCM Nomination Period, in the event that (i) the Board has reduced the size of the Board to eliminate a vacancy arising through the death, resignation or removal of the OCM Nominee and/or the failure of OCM to designate an OCM Nominee in accordance with Section 1(b), and (ii) OCM subsequently provides an OCM Nominee Notice in accordance with Section 1(a), not later than the 60th day from the Company's receipt of an OCM Nominee Notice in accordance with Section 1(a), the Board shall increase the size of the Board to create a vacancy for an OCM Nominee to be nominated to fill and, subject to Section 1(c), the Company shall appoint the OCM Nominee to the Board to fill such vacancy.

Section 2. Certain Representations of the Company.

In connection the execution of this Agreement, the Company hereby represents and warrants to OCM, and its officers, managers, employees and agents that the Company:

(a) has duly elected to be subject to the provisions of Sections 55 through 65 of the Investment Company Act of 1940, as amended (the "1940 Act"), such election is effective and the provisions of the corporate charter and bylaws of the Company comply in all material respects of the 1940 Act; and

(b) the operations of the Company are in compliance in all material respects with the provisions of the 1940 Act applicable to business development companies and the rules and regulations of the Commission thereunder.

Section 3. Certain Covenants of the Company.

In connection with the execution of this Agreement, the Company hereby covenants that:

(a) the Company, during the OCM Nomination Period, will use its best efforts to maintain its status as a business development company; provided, however, the Company may change the nature of its business as to cease to be, or to withdraw its election as, a business development company, with the approval of the Board and a vote of the Stockholders as required by Section 58 of the 1940 Act or any successor provision; and

(b) subject to the provisions of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will use its best efforts to qualify for and elect, on the earliest date permissible under the Code, to be treated as a regulated investment company, with deemed effectiveness from the date of the Company's initial election to be treated as a business development company under the 1940 Act, and to maintain such qualification and election in effect for each full fiscal year during which it is a business development company under the 1940 Act.

Section 4. Miscellaneous.

(a) Effective Date. This Agreement shall become effective upon the date first written above.

(b) Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without regard to principles of conflict of laws.

(c) Enforcement.   Each of the parties hereto acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that such injury would not be adequately compensable in damages.  It is accordingly agreed that OCM, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy is available at law or in equity, and each party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy.  Such remedies, shall be cumulative and not exclusive, and shall be in addition to any other remedy which any party hereto may have.

(d) Successors and Assigns. This Agreement may not be assigned, whether outright or by operation of law, by any party hereto without the prior written consent of the non-assigning party.  Subject to the foregoing, this Agreement shall be binding upon the parties hereto, their heirs, executors, personal representatives, successors, and assigns.

(e) Entire Agreement; Termination. This Agreement contains the entire understanding among the parties hereto and supersedes all prior written or oral agreements among them respecting the within subject matter, unless otherwise provided herein.  There are no representations, agreements, arrangements or understandings, oral or written, among the parties hereto relating to the subject matter of this Agreement that are not fully expressed herein. This Agreement may be terminated at any time by written consent of all of the parties hereto.

(f) Dispute Resolution.  Except to the extent contemplated by Section 4(c), any dispute, controversy or claim arising out of, or in connection with, this Agreement shall be settled by binding arbitration in accordance with the rules of the American Arbitration Association then in effect.  The arbitration shall be conducted on an expedited basis at a location to be determined by the parties by an independent arbitrator selected by the American Arbitration Association.  The arbitration shall be subject to, and the arbitrator shall have the powers and rights afforded by, the rules of the American Arbitration Association.  The decision of such arbitrator, including any award of attorneys' fees and costs, may be entered in any court with jurisdiction.

(g) Notices. All notices and demands under this Agreement and other communications required to be delivered pursuant to this Agreement, shall be in writing or by facsimile, with a copy via email (which shall not constitute notice hereunder), and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, or sent by facsimile, to the following addresses (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

If to the Company:
GSV Growth Credit Fund Inc.
The Pioneer Building
2925 Woodside Road
Woodside, CA 94062
Attn: David Spreng

If to OCM:
333 S. Grand Ave., 28th Floor
Los Angeles, CA 90071
Attn: Emily Stephens/Brian Laibow

All such notices shall be effective: (a) if delivered personally, when received (with written confirmation of receipt), (b) if sent by overnight courier, when receipted for, (c) if mailed, five (5) days after being mailed as described above and (d) upon transmission by facsimile if a customary confirmation of delivery is received during normal business hours and, if not, the next business day after confirmation of delivery is received.

(h) Waiver. No consent or waiver, express or implied, by any party to, or of any breach or default by another party in the performance of, this Agreement shall be construed as a consent to or waiver of any subsequent breach or default in the performance by such other party of the same or any other obligations hereunder.

(i) Counterparts. This Agreement may be executed in several counterparts, which shall be treated as originals for all purposes, and all counterparts so executed shall constitute one agreement, binding on all the parties hereto, notwithstanding that not all the parties are signatories to the original or the same counterpart.  Any such counterpart shall be admissible into evidence as an original hereof against the person who executed it.

(j) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning of terms contained herein.

(k) Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

(l) Amendments and Waivers. The provisions of this Agreement may be modified or amended at any time and from time to time, and particular provisions of this Agreement may be waived or modified, with and only with an agreement or consent in writing signed by each of the parties hereto.

(m) Further Assistance. The parties hereto shall execute and deliver all documents, provide all information and take or refrain from all such action as may be necessary or appropriate to achieve the purposes of this Agreement.

(n) No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies.

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IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto, and shall be effective as of the date first above written.

GSV GROWTH CREDIT FUND INC.

By: ______________________________
Name: David Spreng
Title: Chief Executive Officer

Agreed and accepted as of the date first set forth above:
OCM GROWTH HOLDINGS, LLC
By: Oaktree Fund GP, LLC
Its: Manager

By: Oaktree Fund GP I, L.P.
Its: Manager

By: _______________________________
Name:
Title:

By: _______________________________
Name:
Title:

[Signature Page -Stockholder Agreement (December 2016)]